Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269416
COHEN & STEERS INCOME OPPORTUNITIES REIT, INC.
SUPPLEMENT NO. 7 DATED OCTOBER 14, 2025
TO THE PROSPECTUS DATED APRIL 17, 2025
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Cohen & Steers Income Opportunities REIT, Inc., dated April 17, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to “we”, “us”, or “our” refer to Cohen & Steers Income Opportunities REIT, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock as of November 1, 2025;
•to disclose the calculation of our September 30, 2025 net asset value (“NAV”) per share for each class of our common stock;
•to provide an update on the status of our current public offering;
•to update the “Experts” section of the Prospectus; and
•to otherwise update the Prospectus.
November 1, 2025 Transaction Price
The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of November 1, 2025 (and repurchases, if applicable, as of October 31, 2025) is as follows:

Transaction Price (per share)
Class T	$11.21
Class S	$11.21
Class D	$11.21
Class I	$11.21
Class F-T	$11.21
Class F-S	$11.21
Class F-D	$11.21
Class F-I	$11.00
The transaction price for each of our Class I shares and Class F-I shares is equal to such class’s NAV per share as of September 30, 2025. A detailed presentation of the NAV per share is set forth below.
As of September 30, 2025, we had no Class T shares, Class S shares, Class D shares, Class F-T shares, Class F-S shares or Class F-D shares outstanding. As a result, the transaction price for each of our Class T shares, Class S shares, Class D shares, Class F-T shares, Class F-S shares and Class F-D shares is based on the NAV per share for our Class I shares as of September 30, 2025. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

September 30, 2025 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at https://www.cnsreit.com.
Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Advisor is ultimately responsible for determining our NAV.
The following table provides a breakdown of the major components of our total NAV as of September 30, 2025 ($ and shares in thousands):

Components of NAV	September 30, 2025
Investments in real estate	$333,036
Investments in real estate-related securities	36,813
Cash and cash equivalents	9,269
Restricted cash	8,965
Other assets	4,027
Dividend payable	(790)
Other liabilities	(7,994)
Subscriptions received in advance	(7,475)
Mortgages, net of deferred financing costs	(159,090)
Accrued performance participation allocation	(39)
Management fee payable	(156)
Non-controlling interests in joint ventures	(8,729)
Net asset value	$207,837
Number of outstanding shares of common stock	18,150
The following table provides a breakdown of our total NAV and NAV per share of common stock by class as of September 30, 2025 ($ and shares in thousands, except per-share data):

NAV Per Share	Class I	Class F-I	Class P (1)	Total
Net asset value	$933	$12,396	$194,508	$207,837
Number of outstanding shares	83	1,127	16,940	18,150
NAV per share	$11.21	$11.00	$11.48
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(1)Class P shares are not sold as a part of our public offering.
Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate are initially valued at cost. Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2025 valuation of our investments in real estate not valued at cost.

Property Type	Discount Rate	Exit Capitalization Rate
Community shopping center	8.02%	6.95%
Grocery-anchored shopping center	8.25%	6.88%

These assumptions are determined by our independent valuation advisor and reviewed by the Advisor. A change in these assumptions would impact the calculation of the value of our investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investments in real estate value:

Input	Hypothetical Change	Community Shopping Center Values	Grocery-Anchored Shopping Center Values
Discount Rate	0.25% decrease	1.62%	1.94%
(weighted average)	0.25% increase	(1.62)%	(1.70)%
Exit Capitalization Rate	0.25% decrease	2.08%	2.19%
(weighted average)	0.25% increase	(2.03)%	(1.94)%
Status of Our Current Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of our common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 1,267,506 shares of our common stock (consisting of 21,632 Class I shares and 1,245,874 Class F-I shares) for total proceeds of $13.85 million and 17,208 shares of our common stock (consisting of Class I shares and Class F-I shares) pursuant to our distribution reinvestment plan for a total value of $0.19 million. As of the date hereof, we have not sold any Class T shares, Class S shares, Class D shares, Class F-T shares, Class F-S shares or Class F-D shares. We intend to continue selling shares in the public offering on a monthly basis.
Experts
The following disclosure is added to the “Experts” section of the Prospectus.
The estimated market value of our investments in real estate as of September 30, 2025 presented under the section “September 30, 2025 NAV Per Share” of this Supplement has been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.
Updates to the Prospectus
As previously reported by the Company, effective September 30, 2025, Anthony M. Corriggio retired from his positions as President and Chief Operating Officer. References to Mr. Corriggio in the Prospectus are historical and reflect his roles prior to such date.
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